Exhibit 99.1

DJSP Enterprises, Inc. Adds New President and Chief Operations Officer to Senior Management Team

Richard D. Powers Joins Company as COO and President

PLANTATION, Fla., Jul 12, 2010 (GlobeNewswire via COMTEX News Network) -- DJSP Enterprises, Inc. (Nasdaq:DJSP), one of the largest providers of processing services for the mortgage and real estate industries in the United States, today announced that Richard D. Powers has accepted the position of President and Chief Operating Officer (COO), effective July 12th 2010.

As President and COO of DJSP Enterprises, Powers will be responsible for the day to day operations, improving and expanding existing business lines, and implementing the company’s cyclical strategy to provide services to the mortgage industry for the life of the loan.

Mr. Powers adds more than 25 years of mortgage banking and financial services experience to the DJSP management team.  Prior to joining DJSP, Mr. Powers served as the head of Real Estate Services for Altisource Portfolio Solutions, SA.  (Nasdaq:ASPS). In this capacity he oversaw a variety of business units primarily focused on the default management space including an appraisal management company, a real estate brokerage unit, a field services company and the creation of a proprietary REO internet auction platform. Powers previously served as General Manager of Ditech and GMAC Mortgage Direct/GMAC ResCap, overseeing marketing, sales, finance, operations and strategic planning functions. Under Powers’ leadership, Ditech enjoyed a rapid return to profitability, enhanced marketing efficiency and a complete revamping of the brand’s image. In addition, in June of 2007 he also assumed responsibilities for GMAC Mortgage’s direct lending unit in Cherry Hill, NJ. Prior to joining GMAC/ResCap, Rick worked at Metrocities Mortgage Corporation as president of the company’s Western division, managing loan production and operations. He was also an executive member of its board of directors.

Prior to his role at Metrocities, Powers was president of KB Home Mortgage, where he managed the company’s captive mortgage business, insurance and consumer direct subsidiary. Previously, he served as president and chief executive officer of Charter One Mortgage Corporation for seven years, helping establish it among the top 20 largest retail loan originators in the nation, and was senior vice president of Great Western Mortgage Corporation, responsible for production and operations in three regions.

Powers earned a Bachelor of Arts degree from Excelsior College and an MBA from the University of Chicago’s Booth School of Business.

“Rick is exactly the right leader for DJSP Enterprises,” said David J. Stern, Chairman and CEO of DJSP Enterprises. “His extensive industry experience and vision complement our efforts in defining a leadership position in the default services sector and beyond. His strong management experience will help shape DJSP as we continue to establish ourselves as a provider of services to the mortgage industry for the life of the loan. Rick brings the expertise needed to drive efficiency, scale our business for success and deliver value to both our customers and shareholders.”

“I am thrilled to join DJSP at this stage its growth,” said Mr. Powers. “I look forward to leading DJSP in building operational excellence which will take us to the next level of achievement. Working closely with the existing management team we will build on DJSP’s impressive current capabilities as we expand both the depth and breadth of our service offerings with an eye towards achieving best in class results in customer service and business efficiencies.”

About DJSP Enterprises, Inc.

DJSP is the largest provider of processing services for the mortgage and real estate industries in Florida and one of the largest in the United States. The Company provides a wide range of processing services in connection with mortgages, mortgage defaults, title searches and abstracts, REO (bank-owned) properties, loan modifications, title insurance, loss mitigation, bankruptcy, related litigation and other services. The Company’s principal customer is the Law Offices of David J. Stern, P.A., whose clients include all of the top 10 and 17 of the top 20 mortgage servicers in the United States, many of which have been customers for more than 10 years. The Company has approximately 1,000 employees and is headquartered in Plantation, Florida, with additional operations in Louisville, Kentucky and San Juan, Puerto Rico. The Company’s U.S. operations are supported by a scalable, low-cost back office operation in Manila, the Philippines, that provides data entry and document preparation support for the U.S. operation

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about DJSP Enterprises, Inc. Forward-looking statements are statements that are not historical facts. Such forwardlooking statements, based upon the current beliefs and expectations of the Company’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions, changing interpretations of generally accepted accounting principles; outcomes of government or other regulatory reviews, particularly those relating to the regulation of the practice of law; the impact of inquiries, investigations, litigation or other legal proceedings involving the Company or its affiliates, which, because of the nature of the Company’s business, have happened in the past to the Company and the Law Offices of David J. Stern, P.A.; the impact and cost of continued compliance with government or state bar regulations or requirements; legislation or other changes in the regulatory environment, particularly those impacting the mortgage default industry; unexpected changes adversely affecting the businesses in which the Company is engaged; fluctuations in customer demand; the Company’s ability to manage rapid growth; intensity of competition from other providers in the industry; general economic conditions, including improvements in the economic environment that slows or reverses the growth in the number of mortgage defaults, particularly in the State of Florida; the ability to efficiently expand its operations to other states or to provide services not currently provided by the Company; the impact and cost of complying with applicable SEC rules and regulation, many of which the Company will have to comply with for the first time after the closing of the business combination; geopolitical events and changes, as well as other relevant risks detailed in the Company’s filings with the U.S. Securities and Exchange Commission, (the “SEC”), including its Annual Report on Form 20-F for the period ended December 31, 2009, in particular those listed under “Item 3 Key Information -- Risk Factors”. The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT: DJSP Enterprises, Inc
Chris Simmons, Investor Relations Manager
954-233-8000 ext. 1744
Cell: 954-294-9095
900 South Pine Island Rd.
Plantation, FL 33324